EXHIBIT 99.1

POET Technologies Announces Intention to Amend Warrant Terms

TORONTO, Dec. 22, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, announced today that it intends to amend the terms of 1,764,720 common share purchase warrants of the Corporation (the "Warrants") that were issued pursuant to a private placement that closed on February 11, 2021 (the "Private Placement"). After giving effect to the Consolidation, the Warrants currently have an exercise price of C$11.50 per common share (each, a "Common Share") and will expire on February 11, 2023. The purpose of the proposed amendments (collectively, the "Amendments") is to (i) reduce the exercise price of the Warrants from C$11.50 to C$4.25 per Common Share, (ii) extend the expiry date of the Warrants from February 11, 2023 to May 11, 2023, and (iii) amend the Acceleration Clause (as defined herein) to comply with the requirements of the TSX Venture Exchange (the "Exchange").

Following the closing of the Private Placement in 2021, the Corporation completed a consolidation of its issued and outstanding Common Shares on the basis of 1 post-consolidation common share for every 10 pre-consolidation common shares (the "Consolidation"). Accordingly, the number of outstanding Warrants were consolidated on the basis of 1 post-Consolidation Warrant for every 10 pre-Consolidation Warrants and, in accordance with the terms of the warrant indenture, the exercise price of the Warrants was adjusted such that each post-Consolidation Warrant entitles the holder thereof to purchase one Common Share at a price of C$11.50 per Common Share during the unexpired term of the Warrants.

Warrantholder Approval
In accordance with the terms of the warrant indenture under which the Warrants were issued, the Amendments must be approved by the holders of not less than 66 2/3 percent of the outstanding Warrants. Therefore, in order to give effect to the Amendments, the Corporation will be promptly seeking the written consent of the holders of Warrants to such Amendments.

Upon the Amendments becoming effective, each Warrant will be exercisable until 5:00 p.m. (Toronto time) on May 11, 2023 at an exercise price of C$4.25 per Common Share. In addition, the Warrants will be subject to an amended clause whereby, if for any 10 consecutive trading days during the unexpired term of the Warrants, the closing price of the Common Shares on the Exchange is equal to or greater than C$4.89, the expiry date will be accelerated to 30 calendar days (the "Acceleration Clause"). The Corporation will announce any such accelerated expiry date of the Warrants by news release. All other terms and conditions of the Warrants remain the same. The amended warrant terms remain subject to the final acceptance of the Exchange.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi‐chip module using advanced wafer‐level semiconductor manufacturing techniques and packaging methods. POET's Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet‐technologies.com.

Shareholder Contact:	Company Contact:
Shelton Group	Thomas R. Mika, EVP & CFO
Brett L. Perry	tm@poet‐technologies.com
sheltonir@sheltongroup.com

Cautionary Note Regarding Forward-Looking Information
This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Corporation's expectations with respect to the amendment of the Warrants.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations with respect to the performance of Corporation's technology. Actual results could differ materially due to a number of factors, including, without limitation, failure of its products to meet management's performance requirements or expectations; the ability of the Corporation to obtain necessary approvals to complete the Amendments or to satisfy the requirements of the Exchange with respect to the Amendments; the ability to complete the Amendments on the terms described herein (if at all). Although the Corporation believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Corporation's securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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